UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of February, 2006

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of listed company

SPIRENT PLC


2. Name of shareholder with a major interest

FIDELITY INTERNATIONAL LIMITED


3. Please state whether notification indicates that regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER IN 2 ABOVE AND ITS DIRECT AND INDIRECT SUBSIDIARIES, BEING NON-BENEFICIAL HOLDERS


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP MORGAN BOURNEMOUTH (FPM)                                            3,473,893
NORTHERN TRUST LONDON (FPM)                                            2,439,700
MELLON BANK (FPM)                                                      1,260,600
BANK OF NEW YORK BRUSSELS (FPM)                                        1,046,700
STATE STR BK AND TR CO LNDN (FPM)                                        896,600
BANKERS TRUST LONDON (FPM)                                               699,600
MIDLAND SECURITIES SERVICES (FPM)                                        315,300
CLYDESDALE BANK PLC (FPM)                                                100,800
JP MORGAN BOURNEMOUTH (FISL)                                          24,817,287
BROWN BROS HARRIMN LTD LUX (FIL)                                      35,845,733
JP MORGAN BOURNEMOUTH (FIL)                                            2,155,700
BANK OF NEW YORK BRUSSELS (FIL)                                          353,100
NORTHERN TRUST LONDON (FIL)                                              136,100
JP MORGAN, BOURNEMOUTH (FII)                                           1,395,500
BNP PARIBAS, PARIS (FIGEST)                                              521,500
TOTAL                                                                 75,458,113

FPM = Fidelity Pension Management
FISL = Fidelity Investment Services Limited
FIL = Fidelity International Limited
FII = Fidelity Investments International
FIGEST = Fidelity Gestion


5. Number of shares / amount of stock acquired

-


6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

-


7. Number of shares / amount of stock disposed

NOT KNOWN


8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN


9. Class of security

ORDINARY SHARES OF 3.3333 PENCE EACH


10. Date of transaction

NOT KNOWN


11. Date company informed

28 FEBRUARY 2006


12. Total holding following this notification

75,458,113


13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7.81%


14. Any additional information

ON 9 FEBRUARY 2006 THE SHAREHOLDER REPORTED TO THE COMPANY THAT IT HAD INCREASED ITS HOLDING IN THE COMPANY TO 77,486,013 SHARES (8.02%).


15. Name of contact and telephone number for queries

MICHAEL ANSCOMBE - 01293 767672


16. Name and signature of duly authorised company official of the listed company responsible for making this notification

MICHAEL ANSCOMBE - ASSISTANT COMPANY SECRETARY


Date of notification

28 FEBRUARY 2006






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 28 February 2006                           By   ____/s/ Luke Thomas____

                                                    (Signature)*